Filed by EigenQ Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 6, 2026

Silicon Valley Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43030	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Hamilton Avenue, 3rd Floor Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 206-8315

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SVAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SVAQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

As previously disclosed, on June 17, 2026, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with SVAQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SVAQ (“Merger Sub”), and EigenQ, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) SVAQ will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate (the “Domestication”) as a Delaware corporation prior to the Closing (as defined in the Business Combination Agreement), and (ii) Merger Sub will merge with and into the Company (the “Merger”, together with the Domestication and such other transactions contemplated under the Business Combination Agreement, collectively, the “Business Combination”), with the Company continuing as the surviving company. After giving effect to the Merger, the Company will be a wholly-owned subsidiary of SVAQ (following the Closing, “PubCo”).

On August 6, 2026, SVAQ, Merger Sub, and the Company entered into a first amendment to the Business Combination Agreement (the “BCA Amendment”, together with the Business Combination Agreement, the “Amended BCA”), which amends the Business Combination Agreement to, among other things, (i) confirm that, in addition to incentivizing Transaction Financing (as defined in the Business Combination Agreement), the Transaction Support Shares (as defined below) agreed to be set aside by the Sponsor (as defined below) may be transferred for any purpose related to the Business Combination as agreed by the parties; (ii) clarify that SVAQ will redeem SVAQ Class A ordinary shares tendered for redemption by public shareholders in connection with the Business Combination immediately before the Domestication, (iii) expand the size of the board of directors of PubCo from 7 members to 9 members; (iv) clarify that the equity incentive plan to be adopted by the PubCo will have an initial share reserve equal to approximately ten percent (10%) of the issued and outstanding shares of PubCo Common Stock on a fully-diluted basis immediately after the Closing.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (“Current Report”), and incorporated herein by reference.

Amendment to the Sponsor Support Agreement

As previously disclosed, simultaneously with the execution and delivery of the Business Combination Agreement, SVAQ, the Company and Silicon Valley Acquisition Sponsor LLC, the sponsor of SVAQ’s initial public offering (the “Sponsor”), executed the Sponsor Support Agreement, dated June 17, 2026 (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, transfer, directly or constructively, up to 2,165,950 SVAQ Class B ordinary shares (the “Transaction Financing Support Shares”) immediately prior to the Closing, to potential investors, if needed, to support the Transaction Financing. However, in the case that any such Transaction Financing Support Shares are not so transferred to other parties, fifty percent (50%) of such non-transferred Transaction Financing Support Shares shall be retained by the Sponsor and the remaining fifty percent (50%) shall be forfeited by the Sponsor and surrendered to SVAQ, and the Sponsor shall not have any further rights with respect to such Sponsor Forfeited Shares.

On August 6, 2026, SVAQ, the Company and the Sponsor agreed to enter into a first amendment (the “Support Agreement Amendment”) to the Sponsor Support Agreement (together with the Support Agreement Amendment, the “Amended Sponsor Support Agreement”) to clarify that, in addition to incentivizing Transaction Financing, the Transaction Financing Support Shares (as redefined in the Amended Sponsor Support Agreement, the “Transaction Support Shares”), may be transferred or forfeited for any purpose related to the Business Combination as agreed by the parties.

The foregoing description of the Amended Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report, and incorporated herein by reference.

Additional Information and Where to Find It

The proposed Business Combination by and between EigenQ and SVAQ will be submitted to the shareholders of SVAQ for their consideration. A Registration Statement is expected to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the SEC regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

Participants in the Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s 2025 Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

2

Forward-Looking Statements

This Current Report and exhibits attached herein contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this Current Report other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (9) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (10) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (11) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (15) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (16) any downturn or volatility in economic conditions; (17) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (18) the impact of pricing pressure and erosion; (19) supply chain risks; (20) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (21) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (22) EigenQ’s estimates of its financial performance; (23) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in SVAQ’s Annual Report on Form 10-K for the period ended December 31, 2025, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, in each case, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this Current Report. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
2.1	First Amendment to the Business Combination Agreement, dated August 6, 2026, by and among Registrant, SVAQ Merger Sub Inc. and EigenQ Inc.
10.1	First Amendment to the Sponsor Support Agreement, dated August 6, 2026, by and among Registrant, EigenQ Inc., and Silicon Valley Acquisition Sponsor LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2026	SILICON VALLEY ACQUISITION CORP.

	By:	/s/ Dan Nash
	Name:	Dan Nash
	Title:	Chief Executive Officer

4

Exhibit 2.1

EXECUTION VERSION

FIRST AMENDMENT

TO THE

BUSINESS COMBINATION AGREEMENT

This First Amendment (this “First Amendment”) to the Business Combination Agreement dated as of August 6, 2026 amends the Business Combination Agreement, dated as of June 17, 2026 (the “Original Agreement,” as amended pursuant to this First Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Business Combination Agreement”), by and among (i) Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”), (ii) SVAQ Merger Sub Inc., a Delaware corporation (“Merger Sub”), and (iii) EigenQ, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS:

WHEREAS, Section 8.3 of the Business Combination Agreement sets forth that the Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties; and

WHEREAS, the Parties desire to amend the Original Agreement as set forth in this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to the Original Agreement.

(a) The third paragraph of the recitals of the Original Agreement is hereby replaced with the following:

“WHEREAS, concurrently with the execution of this Agreement, the Sponsor and the Company are entering into the sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor shall agree to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of SVAQ, any other anti-dilution or similar protections with respect to the SVAQ Class B Shares and any redemption rights and (c) agree to (i) use up to 2,165,950 SVAQ Class B Shares to incentivize the Transaction Financing or for certain other purposes as set forth therein and (ii) subject fifty percent (50%) of any such SVAQ Class B Shares not used to incentivize the Transaction Financing or for the other purposes as set forth therein to forfeiture upon the Closing;

(b) The definition of “Fully Diluted Shares” in Section 1.1 is hereby replaced with the following

““Fully-Diluted Shares” means an amount equal to, without duplication, (a) the aggregate number of Company Shares and any other shares of capital stock of the Company that are issued and outstanding as of immediately prior to the Effective Time calculated on a fully-diluted basis, plus (b) the aggregate Company Shares issuable upon the exercise of the Company SARs that are outstanding immediately prior to the Effective Time treating such outstanding Company SARs as having been exercised in full (calculated using the treasury stock method of accounting), plus (c) the aggregate number of Company Shares issuable upon the full exercise, exchange or conversion of Company Warrants that are outstanding as of immediately prior to the Effective Time, treating such outstanding Company Warrants as having been exercised in full (calculated using the treasury stock method of accounting).”

(c) Section 2.1(a) of the Original Agreement is hereby replaced with the following:

“(a) SVAQ Redemption and Domestication. At least one day prior to the Closing Date:

(i) Each SVAQ Class A Share issued and outstanding immediately prior to Domestication with respect to which the holder thereof has validly exercised its SVAQ Shareholder Redemption (the “SVAQ Redemption Shares”) shall be redeemed and the holder thereof shall be entitled to receive from SVAQ, in cash, an amount per share calculated in accordance with the Governing Documents of SVAQ and the Trust Agreement (the “SVAQ Redemption”) and, at the Effective Time, SVAQ shall cause the Trustee in accordance with Section 4.8 to make such cash payments in respect of each such SVAQ Redemption Share.

(ii) After the SVAQ Redemption, SVAQ shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part Twelve of the Cayman Islands Companies Act (2025 Revision), including by filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to SVAQ and the Company, together with the SVAQ Certificate of Incorporation and completing and making all filings required to be made with the Cayman Registrar to effect the Domestication. In connection with (and as part of) the Domestication, SVAQ shall cause (i) each SVAQ Class A Share and, upon the election of each holder thereof, each SVAQ Class B Share that is issued and outstanding immediately prior to the Domestication to be converted into one share of SVAQ Common Stock, par value $0.0001 per share of SVAQ, (ii) the Governing Documents of SVAQ to become the certificate of incorporation, in a form to be mutually agreed upon by SVAQ and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) as soon as reasonably practicable following the date hereof, the “SVAQ Certificate of Incorporation”), and the bylaws, in a form to be mutually agreed upon by SVAQ and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) as soon as reasonably practicable following the date hereof (the “SVAQ Bylaws”) and (iii) SVAQ’s name to be changed to a name selected by the Company. SVAQ and its Representatives shall give the Company and its pertinent Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto. Following the consummation of the Domestication and prior to the Closing, the board of directors of SVAQ will resolve to ratify and approve such matters as may be required to effect the transactions contemplated by this Agreement and any such other matters as the Company and SVAQ may mutually agree.”

(d) Section 2.3 of the Original Agreement is hereby replaced with the following:

“At least five (5) Business Days prior to the Closing Date, the Company shall deliver to SVAQ an allocation schedule (the “Allocation Schedule”) setting forth (i) the number of Company Shares held by each Company Stockholder (including the number of Company Shares subject to Company SARs and Company Warrants) and (ii) the Transaction Share Consideration, the Fully-Diluted Shares and the Exchange Ratio. The Company will review any comments to the Allocation Schedule provided by SVAQ or any of its Representatives and consider in good faith any comments proposed by SVAQ or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of SVAQ Shares that each Company Stockholder will have a right to receive pursuant to Section 2.1(b)(vii) and Section 2.1(b)(viii) will be rounded down to the nearest whole share and (B) the SVAQ Parties and the Transfer Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Stockholders under this Agreement, as applicable.”

(e) Section 2.4(a) of the Original Agreement is hereby replaced with the following:

“(a)  On the Closing Date, upon the Effective Time, each Company SAR that is outstanding and unexercised immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, be substituted by SVAQ for a stock appreciation right exercisable for that number of shares of SVAQ Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of Company Shares issuable upon the exercise of such Company SAR multiplied by (y) the Exchange Ratio (each such SAR, a “Substituted SAR”). Each Substituted SAR shall be in a form mutually agreed by SVAQ and the Company, acting reasonably, prior to the Closing and, except as otherwise set forth in this Agreement, shall be subject to substantially the same terms and conditions as were applicable under the respective Company SAR immediately prior to the Effective Time, except that each Assumed SAR shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of the Company SAR by (y) the Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). Upon exercise of any Substituted SAR, no evidence of book-entry shares representing fractional shares of SVAQ Common Stock shall be issuable thereunder; in lieu of the issuance of any such fractional share, SVAQ shall round down to the nearest whole share of SVAQ Common Stock”

(f) Section 2.5 of the Original Agreement is hereby replaced with the following:

“(a) [Reserved.]

(b) Immediately prior to the Domestication, to the extent any SVAQ Units remain outstanding and unseparated, the SVAQ Class A Shares and the SVAQ Warrants comprising each such issued and outstanding SVAQ Unit immediately prior to the Domestication shall be automatically separated, and the holder of each SVAQ Unit shall be deemed to hold one (1) SVAQ Class A Share and one-half (1/2) of one (1) SVAQ Warrant (provided, that upon separation, no fractional SVAQ Warrants shall be issued, and the aggregate number of SVAQ Warrants to be held by each holder thereof shall be rounded down to the nearest whole SPAC Warrant); and all SVAQ Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

(c) At the Effective Time, each SVAQ Warrant shall remain outstanding but shall no longer be exercisable for SVAQ Class A Shares and shall instead be exercisable for SVAQ Common Stock.”

(g) Section 5.15(a) of the Original Agreement is hereby replaced with the following:

“(a)  SVAQ shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the SVAQ Board shall initially consist of nine (9) directors; (ii) the members of the SVAQ Board are the individuals determined in accordance with Section 5.15(b); (iii) the members of the compensation committee, audit committee and nominating committee of the SVAQ Board are the individuals determined in accordance with Section 5.15(c); and (iv) the officers of SVAQ (the “Officers”) are the individuals determined in accordance with Section 5.15(d).”

(h) Section 5.15(b) of the Original Agreement is hereby replaced with the following:

“(b)  The Company shall have the right to designate all nine (9) individuals to be the directors on the SVAQ Board immediately after the Effective Time, a majority of whom shall qualify as “independent directors” under the applicable Nasdaq listing regulations, with the Company designating one such individual to serve as chairman of the SVAQ Board.”

(i) Section 5.17 of the Original Agreement is hereby replaced with the following:

“Upon Closing, the SVAQ Board shall approve and adopt an equity incentive plan to the benefit of certain members of management (the “Incentive Plan”), in the manner prescribed under applicable Laws, effective as of the Closing Date, (i) reserving for grant thereunder a number of SVAQ Shares representing, in the aggregate, approximately ten percent (10%) of the then issued and outstanding SVAQ Shares on a fully-diluted basis, determined as of the time immediately after the Closing. The structure, recipients, vesting terms, performance conditions and administration of the Incentive Plan shall be determined by the SVAQ Board after Closing, and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of one percent (1%) of the issued and outstanding SVAQ Shares on a fully-diluted basis at the beginning of each fiscal year.”

2. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of SVAQ and the Company. Section 8.1 and Sections 8.3 through 8.19 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each party has caused this First Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SVAQ:

SILICON VALLEY ACQUISITION CORP.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Chief Executive Officer

Merger Sub:

SVAQ MERGER SUB INC.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	President

[Signature Page – First Amendment to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this First Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

The Company:

EIGENQ, INC.

By:	/s/ Dr. José R. Rosas-Bustos
Name:	Dr. José R. Rosas-Bustos
Title:	Chief Executive Officer

[Signature Page – First Amendment to Business Combination Agreement]

Exhibit 10.1

EXECUTION VERSION

FIRST AMENDMENT

TO THE

SPONSOR SUPPORT AGREEMENT

This First Amendment (this “First Amendment”) to the Sponsor Support Agreement dated as of August 6, 2026 amends the Sponsor Support Agreement, dated as of June 17, 2026 (the “Original Agreement,” as amended pursuant to this First Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Sponsor Support Agreement”), by and among (i) Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”), (ii) Silicon Valley Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”), and (iii) EigenQ, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Sponsor Support Agreement.

RECITALS:

WHEREAS, the Parties desire to amend the Original Agreement as set forth in this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Sponsor Support Agreement, the parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendment to the Original Agreement. Section 4 of the Original Agreement is hereby replaced with the following:

“Waiver of Anti-Dilution Rights. Sponsor hereby agrees to waive the provisions of Section 17.2 set forth in the Governing Document of SVAQ relating to the adjustment of the Initial Conversion Ratio (as defined in the Governing Document of SVAQ) in connection with the transactions contemplated by the BCA and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which SVAQ Class B Shares held by such Sponsor convert into SVAQ Class A Shares, whether resulting from the transactions contemplated by the BCA or otherwise, so that each SVAQ Class B Share held by Sponsor issued and outstanding as of the Closing shall convert into one SVAQ Class A Share pursuant to, and in accordance with, the Governing Document of SVAQ. Sponsor hereby agrees to elect to convert each SVAQ Class B Share held by it into one share of SVAQ Common Stock, with such conversion to be effective upon the consummation of the Domestication.”

2. Amendment to the Original Agreement. Section 5 of the Original Agreement is hereby replaced with the following:

“Sponsor Economics; Forfeiture. At and after the Closing, the Sponsor will retain an aggregate of 5,000,000 Founder Shares. Sponsor hereby agrees that it shall, immediately prior to (and in connection with) the Closing, transfer, directly or constructively (including, if applicable, pursuant to a forfeiture and reissuance), up to 2,165,950 Founder Shares (such transferred Founder Shares, the “Transaction Support Shares”), if needed, to (i) support the Transaction Financing or (ii) compensate certain other participants in the transactions contemplated by the Business Combination Agreement as mutually agreed by SVAQ and the Company, provided that if any such Transaction Support Shares are not so transferred, fifty percent (50%) of such non-transferred Transaction Support Shares shall be retained by the Sponsor and the remaining fifty percent (50%) of such non-transferred Transaction Support Shares shall be forfeited by the Sponsor and surrendered to the SPAC (such forfeited shares, the “Sponsor Forfeited Shares”), and the Sponsor shall not have any further rights with respect to such Sponsor Forfeited Shares. SPAC is authorized to and shall be required to deliver any notices required to be delivered to its transfer agent and take such further actions in order to accept, terminate and/or cancel any Sponsor Forfeited Shares that have been forfeited as provided in this Section 5.”

3. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Sponsor Support Agreement in the Sponsor Support Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Sponsor Support Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Sponsor Support Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of SVAQ and the Company. Section 8 (Miscellaneous) of the Original Agreement is hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each party has caused this First Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SVAQ:

SILICON VALLEY ACQUISITION CORP.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Chief Executive Officer

Sponsor:

SILICON VALLEY ACQUISITION SPONSOR LLC

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Managing Member

[Signature Page – First Amendment to Sponsor Support Agreement]

IN WITNESS WHEREOF, each party has caused this First Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

The Company:

EIGENQ, INC.

By:	/s/ Dr. José R. Rosas-Bustos
Name:	Dr. José R. Rosas-Bustos
Title:	Chief Executive Officer

[Signature Page – First Amendment to Sponsor Support Agreement]